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19008024

SE

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SEC Mail Processing Section
MAR 01 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-8-68947~~ 8-22752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID A. NOYES & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 SOUTH LASALLE STREET, 12TH FLOOR
(No. and Street)

CHICAGO	ILLINOIS	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LONGLEY (317) 633-1712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 WEST WACKER DRIVE, 6TH FLOOR	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MICHAEL LONGLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID A. NOYES & COMPANY, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M HRENO
Seal
Notary Public - State of Indiana
Morgan County
My Commission Expires Oct 23, 2024

Signature

CHIEF OPERATING OFFICER
Title

Heather M Hreno
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
David A. Noyes & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 28, 2019

David A. Noyes & Company

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	1,295,553
Receivable from clearing broker-dealer		1,673,736
Receivable from broker-dealers		48,395
Securities owned, at fair value		48,277
Receivables from related parties, net of reserve for uncollectible accounts of $42,213		226,324
Due from affiliates		721,107
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $588,501		238,433
Other assets		350,950
Total assets	$	4,602,775
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,587,420
Deferred rent		499,790
Total liabilities		2,087,210
Liabilities subordinated to claims of general creditors		1,000,000
Stockholder's Equity		1,515,565
Total stockholder's equity		1,515,565
Total liabilities and stockholder's equity	$	4,602,775

The accompanying notes are an integral part of these financial statements.

David A. Noyes & Company

Notes to Financial Statements

Note 1: Description of Business

David A. Noyes & Company (the "Company") is a wholly-owned subsidiary of Noyes Group, LLC and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the activities of sales and trading and investment banking. The Company is also registered with the National Futures Association as a Commodity Trading Advisor ("CTA"). The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2: Summary of Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

New Accounting Standards Adopted: In May 2014 FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosure, including disaggregation of revenues and descriptions of performance obligations. On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606"). The Company applied the modified retrospective method of adoption which resulted in no cumulative adjustment to stockholder's equity as of January 1, 2018. Reported financial results for historical periods were not restated and are reported under the accounting standards in effect during the historic period. Refer to the Company's audited financial statements for the year ended December 31, 2017 for discussions related to Company's previous revenue recognition policies.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized using the straight-line method over the estimated useful lives of the assets.

Interest, dividends, and other income: Interest income and expense and other income are recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

David A. Noyes & Company

Notes to Financial Statements

Income taxes: Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before their benefits are able to be realized, or that future deductibility is uncertain.

Recent Accounting Pronouncements: In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. Early adoption is permitted, but not earlier than annual and interim periods beginning after December 15, 2018. This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements. This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. The update eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This guidance will be effective for fiscal years beginning after December 15, 2019. Adoption is not expected to have a material impact on the Company's financial statements and related disclosures.

Note 3: Revenue from Contracts with Customers

Revenue from contracts with customer is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenue from contracts includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3: Revenue from Contracts with Customers (continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions (Commissions and fees):

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligations is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer.

Investment Banking

Investment banking revenue consist of strategic advisory services and private placement fees.

Strategic Advisory Services:

Performance obligations under these arrangements vary dependent on the contract but are typically satisfied upon completion of the arrangement. The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement.

Private Placements:

The performance obligation is the consummation of the sale of securities for each contract with a customer. The Company earns agency placement fees in non-underwritten transactions, such as private placements of loans and debt and equity securities. The Company records placement revenues at the point in time when the services for the transaction are completed under the terms of each assignment or engagement. The Company controls the service as it is transferred to the customer and is therefore acting as a principal.

Note 4: Receivables from Related Parties

Receivables from related parties consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in pro-rata installments proportional to their stated terms, which are generally three to ten years, and charged to compensation expense. The Company does not record a valuation allowance for the employee loans for those employees actively employed with the Company as the loans are forgiven pursuant to their continued employment. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan and will make an assessment as to the collectability of the remaining amount of the loan at that time. Any loans deemed uncollectible are reserved for or written off as uncollectible. As of December 31, 2018, the balance of the forgivable loans amounted to $32,161 and the Company has recorded a reserve for uncollectible accounts related to such employee forgivable loans in the amount of $15,450. The additional balance of receivables from related parties of $236,376 is comprised of advances to employees and registered representatives of the Company and includes a reserve for uncollectible accounts in the amount of $26,763.

Note 5: Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Common stock and corporate debt is recorded at fair value based on quoted market prices and recently executed transactions. These financial instruments are classified in Level 2 of the fair value hierarchy.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

Note 5: Fair Value of Financial Instruments (continued)

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Common stock	$ -	$ 5,390	$ -	$ 5,390
Corporate debt	-	23,778	-	23,778
State and municipal government obligations	-	19,109	-	19,109
	$ -	$ 48,277	$ -	$ 48,277

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2018.

Note 6. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at December 31, 2018, is comprised of the following:

Receivable from clearing broker-dealer	$ 966,063
Fees and commissions receivable	657,488
Clearing deposit	50,185
	$ 1,673,736

Note 7. Due from Affiliates

On July 1, 2015, the Company entered into an expense sharing agreement with its parent, Noyes Group, LLC, and its affiliate, Noyes Advisors, LLC. The agreement was entered into to provide for the sharing of joint operating expenses. Effective September 1, 2018, the agreement was amended to reflect the change in the economic activities of the Company and Noyes Advisors, LLC and accordingly revised the allocation percentage to reflect such business activities. As of December 31, 2018, due from affiliates represents outstanding amounts receivable related to this expense sharing agreement. This amount fluctuates monthly as expenses are incurred and allocated and cash is moved between the Company and its Parent. The receivable is unsecured and non-interest bearing.

Note 8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2018, consist of:

Furniture and equipment	$ 433,281
Leasehold improvements	393,653
Accumulated depreciation and amortization	(588,501)
	$ 238,433

Note 9. Income Taxes

The deferred income tax assets and liabilities consist of the following as of December 31, 2018:

Net operating loss carryforward	$ 521,168
Property and equipment	(7,724)
Deferred rent	(33,103)
Net deferred tax asset	$ 480,341
Valuation allowance	(480,341)
Net deferred tax asset	$ -

The valuation allowance against the net deferred tax asset was provided as management believes that more than likely all the deferred income tax asset will not be fully utilized in the near term.

Note 10. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit-sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 11. Commitments and Contingent Liabilities

Operating Leases:

The Company and its parent company Noyes Group, LLC, leases office space under various noncancelable operating leases expiring through July 31, 2024. Approximate gross minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31,	
2019	$1,617,000
2020	1,298,000
2021	904,000
2022	879,000
2023	893,000
2024	488,000
	$6,079,000

The Company had received abatements of rent on its office facilities leases, which also provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease. The preceding minimum rental commitment amounts will be reduced by the minimum rental income of approximately $1,796,000 which are to be received in the future under the sublease mentioned above

Note 11. Commitments and Contingent Liabilities (continued)

Clearing Agreement:

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee, which declines over time, payable to the clearing firm.

Litigation/Arbitrations:

In the ordinary course of business, the Company is a defendant in litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated (after giving effect to any expected insurance recovery), the Company accrues such amount. Upon final resolution amounts payable may differ materially from amounts accrued. As of December 31, 2018, the Company had accrued liabilities in the amount of approximately $150,000 for certain pending matters. For other pending maters, the Company was unable to estimate a range of possible loss, however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 12. Liabilities Subordinated to Claims of General Creditors

In March 2017, the Company entered into a subordinated loan agreement with its parent company, Noyes Group, LLC in the amount of $1,000,000. This agreement was approved on May 31, 2017 by FINRA. The maturity date of the loan is March 31, 2020 and has no prepayment penalty. The loan bears interest at the annual rate of 10%. As of December 31, 2018, $20,000 remains payable.

Note 13. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with its clearing organization. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Additionally, the Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Note 13. Financial Instruments with Off-Balance-Sheet Credit and Market Risk (continued)

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

In the normal course of business, the Company may enter into underwriting commitments. As of December 31, 2018, there were no open commitments.

Note 14. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is greater of the requirement under Rule 15c3-1 or Regulation 1.17.

At December 31, 2018, the Company had net capital of $952,005 which was $702,005 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 15. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 16. Subsequent Events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date the financial statements were issued and is not aware of any material subsequent events during this period.